July 30, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel — Assistant Director
Kathleen Krebs — Special Counsel
Paul Fischer, Attorney Advisor

Re:	Loxo Oncology, Inc.
Registration Statement on Form S-1
File No. 333-197123

Ladies and Gentlemen:

On behalf of Loxo Oncology, Inc. (“Company”), we are transmitting this letter in response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated July 29, 2014, with respect to the registration statement on Form S-1 (File No. 333-197123) (the “Registration Statement”) that was initially filed with the Commission on June 30, 2014, as subsequently amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was filed with the Commission on July 21, 2014 and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement that was filed with the Commission on July 30, 2014.  This letter is being submitted together with Amendment No. 2.  The numbered paragraph below corresponds to the numbered comment in that letter; the Staff’s comment is presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of Amendment No. 2 that are marked to show changes from Amendment No. 1.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 2 to update certain other disclosures.

United States Securities and Exchange Commission

Division of Corporation Finance
July 30, 2014

Use of Proceeds, page 49

Capitalization, page 51

Dilution, pages 53-56

1.              We note that the indication of interest in purchasing shares, by NEA’s affiliate, is not a binding agreement or commitment to purchase. Absent a firm commitment, you should not give effect to the private placement in your Use of Proceeds, Capitalization, or Dilution disclosures. Please revise your disclosures to limit the assumed receipt of proceeds to the extent of the firm commitment from the underwriters or advise us and clarify your disclosures concerning the nature of NEA’s commitment.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 5, 6, 7, 44, 111, 116 and 135 of the prospectus contained in Amendment No. 2 to disclose that NEA has entered into a binding commitment to purchase shares in the concurrent private placement conditioned on the closing of the initial public offering.

* * * * * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance
July 30, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman
Fenwick & West LLP

cc:	Joshua H. Bilenker, MD
Dov A. Goldstein, MD
Loxo Oncology, Inc.

Effie Toshav, Esq.
Matthew S. Rossiter, Esq.
Fenwick & West LLP

Mark A. Spelker
CohnReznick LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP